UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-2256

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2010

Report of Independent Registered Public Accounting Firm

To the Participants and Administrators of the XTO Energy Inc Employees’ 401(k) Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the XTO Energy Inc Employees’ 401(k) Plan (the “Plan”) at December 31, 2010, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 8 to the financial statements, the Plan was merged into the ExxonMobil Savings Plan on January 1, 2011.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

June 27, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

XTO Energy Inc. Employees’ 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the XTO Energy Inc. Employees’ 401(k) Plan (the Plan) as of December 31, 2009, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the XTO Energy Inc. Employees’ 401(k) Plan as of December 31, 2009, and the changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Dallas, Texas

June 21, 2010

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 2010 AND 2009

	December 31
	2010	2009
ASSETS
Investments, at fair value (Note 2)
Exxon Mobil Corporation common stock	$398,829,768	$—
XTO Energy Inc. common stock	—	369,693,497
Other	148,312,016	140,480,413

Total investments	547,141,784	510,173,910

Participants loans	8,966,043	6,509,062
Dividends receivable	—	1,095,994
Employee contributions receivable	1,018,982	670,197
Employer contributions receivable	1,225,820	805,697

Net assets available for benefits before adjustment	558,352,629	519,254,860

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(464,754)	(39,365)

NET ASSETS AVAILABLE FOR BENEFITS	$557,887,875	$519,215,495

See Accompanying Notes to Financial Statements.

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	2010	2009	2008
Contributions:
Employee contributions	$26,992,149	$26,895,302	$28,716,998
Employer contributions	26,256,697	25,054,181	19,875,616

Total Contributions	53,248,846	51,949,483	48,592,614

Investment Income (Loss):
Interest, dividends and other income	9,080,256	5,766,817	6,795,929
Net appreciation (depreciation) in fair value of investments	51,800,822	114,333,547	(147,206,987)

Total Investment Income (Loss)	60,881,078	120,100,364	(140,411,058)

Interest on participant loans	391,920	379,925	392,641

Deductions from net assets attributed to:
Terminations and withdrawals	74,756,428	14,613,596	17,995,921
Loan fees and other	1,093,036	62,102	50,600

Total Deductions	75,849,464	14,675,698	18,046,521

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	38,672,380	157,754,074	(109,472,324)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	519,215,495	361,461,421	470,933,745

End of year	$557,887,875	$519,215,495	$361,461,421

See Accompanying Notes to Financial Statements.

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General and Plan Merger - The XTO Energy Inc. Employees’ 401(k) Plan (“the Plan”) is a defined contribution, single employer pension plan of XTO Energy Inc. (“XTO Energy” or the “Company”), a subsidiary of Exxon Mobil Corporation (“ExxonMobil”) and was established on January 1, 1989. A new prototype plan was adopted in September 2003. The Plan is qualified under Section 401(k) of the Internal Revenue Code, as amended (“IRC”), and is subject to the provisions of the Employee Retirement Income Security Act, as amended (“ERISA”). Karen Wilson, Vice President, XTO Energy Inc. Human Resources, is the Plan Administrator and Prudential Trust Company is the recordkeeper and Trustee of the Plan.

On June 25, 2010, ExxonMobil acquired XTO Energy by merging a wholly owned subsidiary of ExxonMobil with and into XTO Energy, with XTO Energy continuing as the surviving corporation and a wholly owned subsidiary of ExxonMobil. As a result of the merger, on June 25, 2010, each share of XTO Energy common stock was converted into the right to receive 0.7098 shares of ExxonMobil common stock, and the XTO Energy Inc. Common Stock Fund was converted to the Exxon Mobil Corporation Common Stock Fund.

The Plan was merged into the existing ExxonMobil Savings Plan (“EMSP”) effective January 1, 2011. The description of the Plan below describes terms in effect prior to the Plan merger into the EMSP. See Note 8.

Participation - All employees age 18 or older are eligible to participate after one hour of service with the Company.

Contributions - Plan participants are allowed to contribute up to 90% of their total compensation in each calendar year. The Company matched 100% of each employee’s contribution up to a maximum of 10% of the employee’s total compensation in each calendar year. In addition, participants with annual total compensation of $50,000 or less are eligible to receive a 4% non-elective employer contribution. Participants with annual total compensation of $50,001 to $75,000 were eligible to receive a 2% non-elective employer contribution. Employee and employer contributions are subject to annual maximum limitations imposed by IRC Section 415. The first 2% of the Company’s contribution must be invested in the XTO Energy Inc. Common Stock Fund, or the Exxon Mobil Corporation Common Stock Fund after the acquisition. Any participant who was fully vested or is age 50 or older can reallocate the 2% Company matching contribution into any of the Plan’s investment options. As allowed by law, participants over age 49 can make catch-up contributions, which are not matched by the Company.

Participant Accounts - Each participant has 1) an employee account which is credited with employee contributions and earnings thereon and 2) an employer account which is credited with employer contributions, allocation of any forfeitures, and earnings thereon. Each participant’s employee and employer accounts are directly credited daily with investment income earned on the account.

Vesting - Employee account balances are fully vested at all times. Employer account balances vest upon completion of three years of service. A year of service is credited to participants who have at least 1,000 hours of service during a plan year, which is a calendar year. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their employer account balances, and the employee and employer account balances will be distributed to participants. The Company may from time to time amend the Plan to allow immediate vesting of employer contributions to employees hired in connection with the acquisition of assets or stock of another entity.

Terminations and Withdrawals - Upon termination of employment, distributions are made generally in the form of a lump-sum payment to the participant (or beneficiary in the event of death) or rolled into a qualified plan or individual retirement account as elected by the participant. Participants are allowed to withdraw employee account balances prior to termination of their employment under certain conditions as specified in the Plan. Such withdrawals are subject to federal taxation and an early withdrawal penalty.

Loans - Participant loans are carried at amortized cost, which represents the unpaid principal balance plus accrued interest. Participants may apply for loans from their vested balances in the Plan, excluding the non-elective employer contributions. Loan applications are subject to approval by the 401(k) Plan Administrator on a nondiscriminatory basis. Loan amounts are limited to 50% of the participant’s vested balance, up to a maximum of $50,000, with a minimum of $1,000. Loans generally have terms from one to five years, and up to 10 years for the purchase of a primary residence, and bear interest at rates determined by the Plan Administrator. These rates currently are 1% above the prime rate at the beginning of the quarter in which the loan originates. Upon payment, interest is credited to the participant’s account. Interest rates on outstanding loans at December 31, 2010 and 2009 ranged from 4.25% to 9.25%. Participant loan maturity dates range from June 2011 to June 2021.

Forfeitures - Upon termination of employment, nonvested employer account balances become eligible for reallocation to the remaining participant accounts. After the earlier of distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, forfeitures are allocated to remaining participants’ employer account balances as of December 31 of each year. This allocation was based on proportionate employer contributions during the year and is subject to an annual maximum limitation imposed by IRC Section 415. Allocated forfeitures do not reduce the Company’s matching contribution. There were no unallocated forfeitures in 2010, 2009 or 2008. Forfeitures totaled $2,508,481 in 2010, $1,295,792 in 2009 and $979,705 in 2008.

Investment Funds - Participants have the option to invest contributions and account balances in the following funds:

•

Prudential MoneyMart Assets Fund - Managed by Prudential Financial, this fund invests in money market instruments maturing in thirteen months or less, including U.S. Government and agency obligations, commercial paper and asset-backed securities. The seven-day current yield was 0.02% at December 31, 2010 and 0.05% at December 31, 2009.

•

Stable Value Fund - Managed by Wells Fargo Bank, this fund invests in obligations issued by highly rated financial institutions, corporations and the U.S. Government, including guaranteed investment contracts (“GICs”), bank investment contracts, GIC alternatives, corporate bonds, U.S. Treasury securities, mortgage related securities and asset-backed securities. Fund earnings are credited daily. The average yield based on actual earnings of the Stable Value Fund was 2.38% for 2010 and 3.40% for 2009. The average yield based on interest credited to participants for the Stable Value Fund was 2.90% for 2010 and 3.32% for 2009.

•

American Funds American Balanced Fund - Managed by Capital Research and Management, this fund invests in a diversified portfolio of equity and debt securities and cash instruments, generally with at least 50% of its portfolio in stock and at least 25% in debt securities.

•

Jennison 20/20 Focus Fund - Managed by Prudential Financial, this fund generally invests at least 80% of its portfolio in up to 45 equity securities of companies with strong capital appreciation potential. It may invest in common stocks, nonconvertible preferred stocks and convertible securities.

•

American Funds EuroPacific Growth Fund - Managed by Capital Research and Management, this fund generally invests at least 80% of its portfolio in equity securities of companies in Europe and the Pacific Basin, and may also hold cash, money market instruments and fixed-income securities.

•

Lifetime Growth Fund - Managed by The Boston Company Asset Management, LLC, this fund invests in a diversified portfolio of domestic equities, foreign equities and debt securities, generally with approximately 70% of its portfolio in stock and 30% in debt securities.

•	Dryden S&P 500 (R) Index Fund - Managed by Quantitative Management Associates, this fund is constructed to reflect the composition of the S&P 500 Index.

•

Exxon Mobil Corporation Common Stock Fund or XTO Energy Inc. Common Stock Fund - Invests in common stock of the Company traded on the New York Stock Exchange and cash equivalents. The Common Stock Fund is managed by Prudential Financial, with UBS serving as advisor. As a result of the merger with ExxonMobil discussed above, each outstanding share of XTO Energy Inc. common stock was converted into 0.7098 shares of ExxonMobil common stock at the date of the merger.

•

Cross Timbers Royalty Trust Units Fund - Invests in Cross Timbers Royalty Trust units of beneficial interest traded on the New York Stock Exchange and cash equivalents. The Cross Timbers Royalty Trust Units Fund is managed by Prudential Financial, with UBS serving as advisor.

•

Hugoton Royalty Trust Units Fund - Invests in Hugoton Royalty Trust units of beneficial interest traded on the New York Stock Exchange and cash equivalents. The Hugoton Royalty Trust Units Fund is managed by Prudential Financial, with UBS serving as advisor.

Any uninvested cash balances in each of the above funds are invested in money market funds. The seven-day current yield was 0.02% at December 31, 2010 and 0.05% at December 31, 2009.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with U.S. accounting principles generally accepted in the United States of America. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Authoritative guidance clarifying the classification and measurement of participant loans by defined contribution pension plans requires participant loans to be classified as notes receivable from participants rather than as investments, as previously required. Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Such loans have been reclassified accordingly for the periods presented. Net assets available for benefits were not affected.

In preparing the accompanying financial statements, the Company has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosure of contingencies. Actual results could differ from these estimates and assumptions. The following are the Plan’s significant accounting policies:

•

All investments except the Stable Value Fund and the pooled separate accounts are stated at fair value as determined by quoted market prices at December 31. The Stable Value Fund is presented at fair value based on the net asset value of the fund determined by the fair value of the underlying assets. The Stable Value Fund investment in fully-benefit responsive investment contracts is also stated at contract value. The fair values of participation units of pooled separate accounts owned by the Plan are based on redemption values on the last day of the plan year.

•	Purchases and sales of investments are recorded as of the trade date. Dividends are recorded on the ex- dividend date.

•

Appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses. Realized gains and losses are determined based on the weighted average cost of investments sold.

•

Brokerage commissions on purchases and sales of investments are paid by the Plan and are recorded in the cost of investment or sale. All Plan administrative expenses, including recordkeeper compensation, are paid by the Company and are not reimbursed by the Plan. Plan administration expenses totaled $284,228 in 2010, $252,710 in 2009 and $245,160 in 2008.

•

Terminations and withdrawals are recorded upon payment to the participant. Benefits payable are not reflected in the statements of net assets available for benefits. There were no benefits payable at December 31, 2010 or 2009.

Fair Value Measurements

Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, unobservable prices or inputs are used to estimate the current fair value.

Assets and liabilities recorded at fair value in the statement of net assets available for benefits are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The fair value of Plan investments are measured using Level I inputs, with the exception of the Stable Value Fund and the pooled separate accounts. The Stable Value Fund and the pooled separate accounts are measured using prices quoted by a broker or other market-corroborated prices.

The estimated fair values of the Plan’s investments at December 31, 2010 and 2009 are summarized below.

		Fair Value Measurements at Reporting Date December 31, 2010
Description of investments	Value	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)

Equity securities	$398,829,768	$398,829,768	(1)	$—

Money market funds	126,676,624	126,676,624	(1)	—

Collective trust funds	21,635,392	—		21,635,392	(2)

Total	$547,141,784	$525,506,392		$21,635,392

(1)	For equity securities, money market funds and mutual funds, fair value is based on observable quoted prices on an active exchange.
(2)	For pooled separate accounts and collective trust funds, fair value is based on prices quoted by a broker or other market-corroborated prices.

		Fair Value Measurements at Reporting Date December 31, 2009
Description of investments	Value	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)

Equity securities	$388,053,028	$388,053,028	(1)	$—

Money market funds	14,970,892	14,970,892	(1)	—

Mutual funds	83,229,908	83,229,908	(1)	—

Pooled separate accounts	4,198,061	—		4,198,061	(2)

Collective trust funds	19,722,021	—		19,722,021	(2)

Total	$510,173,910	$486,253,828		$23,920,082

(1)	For equity securities, money market funds and mutual funds, fair value is based on observable quoted prices on an active exchange.
(2)	For pooled separate accounts and collective trust funds, fair value is based on prices quoted by a broker or other market-corroborated prices.

3.	INVESTMENTS

The Plan provides for investments in various securities which, in general, are exposed to risks, such as interest rate, credit and overall market volatility risks. It is reasonably possible that the values of these securities will fluctuate in the near term by amounts that are material in relation to net assets available for benefits.

The fair value of investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2010	2009
Common Stock Fund (a)	$398,829,768	$369,693,497
Prudential Money Market Fund (b)	$126,676,624	$—
Jennison 20/20 Focus Fund (c)	$—	$36,141,650
American Funds American Balanced Fund (c)	$—	$26,702,045

(a)	For information regarding nonparticipant-directed investments, see Note 4.
(b)	Funds were not greater than 5% of Plan’s net assets in 2009.
(c)	Funds were not greater than 5% of Plan’s net assets in 2010.

The Plan’s investments appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2010	2009	2008
Common stock	$40,817,164	$88,745,830	$(112,889,427)
Royalty trust units of beneficial interest	2,069,140	2,732,504	(5,903,805)
Mutual funds	7,596,174	21,719,364	(28,714,997)
Collective trust funds	442,422	473,367	617,573
Pooled separate accounts	875,922	662,482	(316,331)

Total net appreciation (depreciation) in fair value of investments	$51,800,822	$114,333,547	$(147,206,987)

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

The following are nonparticipant-directed assets included in the statements of net assets available for benefits at December 31, 2010 and 2009. Nonparticipant-directed assets result from the first 2% of the Company’s matching contribution which was invested in the XTO Energy Inc. Common Stock Fund, or the Exxon Mobil Corporation Common Stock Fund. (Note 1).

	December 31
	2010	2009
Investments in common stock	$18,641,609	$41,049,520
Dividends receivable	—	104,461

Total assets	$18,641,609	$41,153,981

The following summarizes the changes in net assets available for benefits during the years ended December 31, 2010, 2009 and 2008 related to nonparticipant-directed investments.

	Year Ended December 31
	2010	2009	2008
Net assets available for benefits at beginning of year	$41,153,981	$27,532,943	$35,994,721
Employer contributions	5,240,387	5,151,702	4,182,293
Interest, dividends and other income	781,068	414,028	367,903
Net appreciation (depreciation) in fair value of investments	5,242,733	9,360,492	(11,551,142)
Terminations and withdrawals	(33,776,560)	(1,305,184)	(1,460,832)

Net assets available for benefits at end of year	$18,641,609	$41,153,981	$27,532,943

5.	TAX STATUS

The Internal Revenue Service has determined and informed Prudential Insurance Company of America, the sponsor of the prototype plan adopted by the Company, by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Per Revenue Procedure 2005-16, an employer adopting such a plan may rely on the prototype plan’s letter if the terms of the plan are followed in operation. The Company believes that the Plan has met the criterion in Revenue Procedure 2005-16. Accordingly, this reliance on the favorable opinion letter obtained by Prudential Insurance Company of America is equivalent to a favorable determination letter issued to the Company.

6.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential Financial. Prudential Trust Company, a subsidiary of Prudential Financial, is the Trustee of the Plan and, therefore, these transactions qualify as party-in-

interest transactions. Fees paid to Prudential Financial by the Company on behalf of the Plan for investment management services were $248,228 in 2010, $217,710 in 2009 and $215,160 in 2008.

Plan investments include common stock in XTO Energy or ExxonMobil and units of beneficial interest in Cross Timbers Royalty Trust and Hugoton Royalty Trust. XTO Energy is the sponsor of the Plan. Cross Timbers Royalty Trust and Hugoton Royalty Trust are related entities of the Company. As a result, transactions in these investments qualify as party-in-interest transactions.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2010	December 31, 2009
Net assets available for benefits per the financial statements	$557,887,875	$519,215,495
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	464,754	39,365

Net assets available for benefits per the Form 5500	$558,352,629	$519,254,860

The following is a reconciliation of total investment income per the financial statements to the Form 5500:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Total investment income (loss) per the financial statements	$60,881,078	$120,100,364
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Beginning of period	(39,365)	823,306
End of period	464,754	39,365
Interest on participant loans	391,920	379,925

Total investment income per the Form 5500	$61,698,387	$121,342,960

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

8.	SUBSEQUENT EVENT – PLAN MERGER

On June 25, 2010, XTO Energy Inc. became a wholly owned subsidiary of ExxonMobil. The Plan was merged into the existing ExxonMobil Savings Plan effective January 1, 2011. Investments in the Plan with the exception of Exxon Mobil Corporation common stock were in the process of being converted into existing ExxonMobil Savings Plan investments at year-end 2010.

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), DECEMBER 31, 2010

Employer ID# 75-2347769

Plan #001

(a)	(b) and (c) Identity of issuer, borrower, lessor or similar party, including description of investment	(d) Cost	(e) Current value

*	PRUDENTIAL FINANCIAL
	Mutual Funds:

	Prudential MoneyMart Assets Fund	126,676,624	126,676,624

	WELLS FARGO BANK
	Collective Trust Fund:

	Stable Value Fund	19,407,038	21,635,392

*	EXXON MOBIL CORPORATION
	Common Stock	198,388,402	398,829,768

	TOTAL INVESTMENTS	344,472,064	547,141,784

*	Participant Loans (4.25% to 9.25% interest rate; maturities from June 2011 to June 2021)	—	8,966,043

	TOTAL ASSETS HELD AT END OF YEAR	$344,472,064	$556,107,827

Column (a) - an asterisk (*) in column (a) indicates that the person/entity in column (b) is known to be a party-in-interest.

Columns (b) and (c) include maturity date, interest rate, collateral, par or maturity value, if applicable.

This supplemental schedule lists assets as of December 31, 2010, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

Schedule 2

XTO ENERGY INC.

EMPLOYEES’ 401(k) PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

For the Year Ended December 31, 2010

Employer ID# 75-2347769

Identity of party involved	Description of asset	Number of shares	Selling price	Cost of Asset	Net gain or (loss)

Prudential Jennison 20 20 Focus Fund	Mutual Fund	2,521,255.17	$40,062,745	$33,200,516	$6,862,229
American Funds American Balanced Fund	Mutual Fund	1,790,659.68	32,106,528	29,592,308	2,514,220
American Funds EuroPacific Growth Fund	Mutual Fund	615,325.37	25,456,011	23,169,238	2,286,773
Lifetime Growth Fund	Mutual Fund	112,310.41	3,638,288	3,127,323	510,965
Dryden S&P 500 Index Fund	Mutual Fund	55,035.76	4,416,880	3,674,457	742,423

Total			$105,680,452	$92,763,842	$12,916,610

This supplemental schedule lists transactions that individually, or in aggregate with securities of the same issue, amount to more than 5% of the current value of plan assets.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

Date: June 27, 2011	By:	/s/ Karen Wilson
Karen Wilson
Plan Administrator